                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*




                          LaSalle Re Holdings, Ltd.
                   -----------------------------------------
                               (Name of Issuer)

                                COMMON SHARES
                   -----------------------------------------
                         (Title of Class of Securities)

                                  G5383Q101
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. G5383Q101                 13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SCHAFER CAPITAL MANAGEMENT, INC.     13-3258094


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                                      (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE CORPORATION

                    5    SOLE VOTING POWER

                              723,800


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                       0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     723,800


                    8    SHARED DISPOSITIVE POWER

                                    0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              723,800



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 4.8%


12   TYPE OF REPORTING PERSON*

                             IA






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CUSIP NO.  G5383Q101                13G

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DAVID K. SCHAFER                    ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                                      (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                    5    SOLE VOTING POWER

                              723,800


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 186,060
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     723,800


                    8    SHARED DISPOSITIVE POWER

                              186,060


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              909,860



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  6.0%


12   TYPE OF REPORTING PERSON*

                           IN





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CUSIP NO. G5383Q101                 13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SCHAFER CULLEN CAPITAL MANAGEMENT, INC.   13-3089070


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                                      (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK CORPORATION

                    5    SOLE VOTING POWER

                              186,060


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                       0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     186,060


                    8    SHARED DISPOSITIVE POWER

                                    0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              186,060



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  1.2%


12   TYPE OF REPORTING PERSON*

                             IA

ITEM 1 (a)       NAME OF ISSUER:  LASALLE RE HOLDINGS LTD.

ITEM 1 (b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 25 Church Street
                 Hamilton HM 12
                 Bermuda

ITEM 2 (a)       NAME OF PERSONS FILING:

                 (1)      Schafer Capital Management, Inc.

                 (2)      David K. Schafer

                 (3)      Schafer Cullen Capital Management, Inc.

                 Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2 (b)       ADDRESS OF PRINCIPAL BUSINESS OF EACH OF THE PERSONS SPECIFIED
                 IN 2(a) ABOVE:

                 (1)      Schafer Capital Management, Inc.
                          101 Carnegie Center
                          Princeton, NJ  08540

                 (2)      David K. Schafer
                          101 Carnegie Center
                          Princeton, NJ  08540

                 (3)      Schafer Cullen Capital Management, Inc.
                          645 Fifth Avenue
                          New York, NY  10022

ITEM 2 (c)       CITIZENSHIP OR PLACE OF ORGANIZATION:

                 (1)      Schafer Capital Management, Inc.
                          Delaware Corporation

                 (2)      David K. Schafer
                          U.S.A.

                 (3)      Schafer Cullen Capital Management, Inc.
                          New York Corporation

ITEM 2 (d)       TITLE OF CLASS OF SECURITIES

                 Common Shares

ITEM 2 (e)       CUSIP NUMBER:             G5383Q101

ITEM 3           THE PERSONS FILING THIS SCHEDULE 13G ARE:

                 Schafer Capital Management, Inc. - Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.

                 David K. Schafer - President and sole shareholder of Schafer Capital Management, Inc., and Chairman of the Board and shareholder of Schafer Cullen Capital Management, Inc.
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                 (Mr. Schafer is joining in this filing on Schedule 13G
                 pursuant to positions taken by the Staff of the SEC authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on 13G.)

                 Schafer Cullen Capital Management, Inc. - Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940. (Schafer Cullen Capital Management, Inc. is joining in this filing on Schedule 13G as a result of the positions and ownership held by Mr. Schafer.)

ITEM 4           OWNERSHIP

                 Reference is made to Items 5-11 on the cover sheets of this
                 Schedule 13G.

                 Schafer Capital Management, Inc. has been granted discretionary voting and dispositive power over its clients' securities.

                 Schafer Cullen Capital Management, Inc. has also been granted discretionary voting and dispositive power over its clients' securities. Schafer Cullen Capital Management, Inc. is joining in this filing on Schedule 13G as a result of the positions and ownership held by Mr. Schafer.

                 Mr. Schafer is joining in this schedule 13G and reporting sole and dispositive power over the same shares beneficially owned by Schafer Capital Management, Inc. as a result of his position with and ownership of Schafer Capital Management, Inc. Mr. Schafer is also reporting shared voting and dispositive power over the same shares beneficially owned by Schafer Cullen Capital Management, Inc. as a result of his position with and ownership of Schafer Cullen Capital Management, Inc. The aggregate sole and shared security positions are being reported as beneficially owned by Mr. Schafer.

ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable.

ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON

                 The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which Schafer Capital Management, Inc. and Schafer Cullen Capital Management, Inc., serves as investment advisor.

                 Not more than 5% of the class of such securities is owned by any one of such clients subject to the investment advice of Schafer Capital Management, Inc. or Schafer Cullen Capital Management, Inc.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Schafer Capital Management, Inc., a Delaware Corporation, is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940.
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                 Mr. Schafer is President and sole shareholder of Schafer
                 Capital Management, Inc.  Mr. Schafer is joining in this
                 schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Schafer Capital Management, Inc., as a result of his position with and ownership of Schafer Capital Management, Inc.

                 Mr. Schafer is also Chairman of the Board and a shareholder of Schafer Cullen Capital Management, Inc. Schafer Cullen Capital Management, Inc. could be deemed to have shared voting or investment power with Mr. Schafer as a result of Mr. Schafer's position and ownership. Neither the filing of this
                 Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Schafer of his control or power to influence control of Schafer Cullen Capital Management, Inc.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable.

ITEM 10  CERTIFICATION

                 By signing below, the undersigned hereby certifies that to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Schafer Capital Management, Inc.



/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Secretary and Treasurer
February 13, 1998



Schafer Cullen Capital Management, Inc.



/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Secretary and Treasurer
February 13, 1998



David K. Schafer



/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Attorney-in-Fact
February 13, 1998

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, each of the parties to this Joint Filing Agreement (the "Agreement") agrees that the statement on Schedule 13G with respect to the Common Shares issues by LaSalle Re Holdings Ltd. to which this Agreement is attached as an Exhibit, is filed on behalf of each such party and that any amendments to the attached Schedule 13G will likewise be filed on behalf of each such party.


Schafer Capital Management, Inc.



/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Secretary and Treasurer




Schafer Cullen Capital Management, Inc.



/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Secretary and Treasurer




David K. Schafer



/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Attorney-in-Fact